FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FI[redacted]TH AVENUE, 31ST FLOOR
[redacted] NEW YORK 10103-3198
V.FULBRIGHT.COM

JOHANNES
PARTNER
JGABEL@FUL

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

07020602

SEC MAIL RECEIVED PROCESSING SECTION WASH. D.C.

January 18, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company dated January 18, 2007.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

HOUSTON • NEW YORK • WASHINGTON DC • AUSTIN • DALLAS • LOS ANGELES • MINNEAPOLIS • SAN ANTONIO
DUBAI • HONG KONG • LONDON • MUNICH • RIYADH

Open for new horizons. Vienna International Airport

Flughafen Wien AG: sound traffic development in 2006
Vienna International Airport exceeds forecast with 6.3% increase in passengers

Final traffic results for 2006 confirm above-average growth at Vienna International Airport for another year in succession: with increases of 6.3% in the number of passengers (forecast +6.0%), 3.7% in maximum take-off weight (forecast +3.0%) and 2.9% in flight movements (forecast +2.0%), results exceeded both forecasts and the European average.

The highlights for 2006 were strong development in the number of passengers travelling to the Near East (+14.4% vs. 2005), an increase in traffic to Eastern Europe (+8.0%), the steady growth of the low-cost carriers (+13.2%) and higher cargo volume (incl. trucking, +13.3%).
Vienna International Airport was included in the schedules of 64 airlines during 2006, whereby the number of destinations matched the 2005 level at 176. A total of 5,002 passengers and 63 flight movements were handled during the peak hour (30th hour – international capacity indicator for transportation companies) in 2006.

These results underscore the excellent position of Vienna International Airport in comparison to other airports in Europe - with a plus of 6.3% in the number of passengers, Vienna outpaced the European average of 5.3% (Source ACI for the period January – November 2006). These figures were announced by **Herbert Kaufmann**, member and speaker of the Management Board of Flughafen Wien AG, at a press conference on 18 January in Vienna.

Vienna International Airport handled a total of **16,855,725** passengers on 237,490 take-offs and landings during the past year. Key support for the development of traffic was again provided by the low-cost carriers. These airlines transported 2,229,780 passengers, for an increase of 13.2% over 2005.

The share of passengers handled by the low-cost carriers rose from 18.9% to 20.0%. A ranking of these airlines is headed by Air Berlin with 1,057,422 passengers, followed by NIKI with 753,221 passengers and Germanwings with 360,352 passengers. Five low-cost carriers used Vienna International Airport on a regular basis in 2006.

Leading position as east-west hub
Traffic to Eastern Europe increased by a solid 8.0%. With 42 scheduled destinations in this region, Vienna International Airport was able to further expand its leading role as an east-west hub for air traffic in Europe and outrank competitors like Frankfurt (39 destinations).

Top destinations in 2006: Western Europe - London, Eastern Europe - Moscow, long-haul - Bangkok
The highest number of passengers on scheduled flights - which represent 94.2% of the total flights at Vienna International Airport - was recorded in traffic to London, followed by Frankfurt, Zurich, Paris and Düsseldorf.

Detailed results for Western Europe show London with 390,041 passengers, Frankfurt with 363,221 passengers, Zurich with 312,527 passengers, Paris with 309,695 passengers and Düsseldorf with 269,547 passengers.

The ranking for Eastern Europe shows Moscow with 113,576 passengers, followed by Bucharest with 93,312, Warsaw with 85,027 and Sofia with 79,657.

On the long-haul routes, Bangkok placed first with 100,333 passengers and relegated New York with 91,735 passengers to second place. These two cities were followed by Washington, Tokyo, Delhi and Peking.

Charter traffic: Antalya remains number 1
Despite a decline of 25.4%, the Turkish Antalya Airport remained the most popular charter destination for Austrians with 86,096 passengers. It was followed by Heraklion with 38,660 passengers, Monastir with 31,517 passengers and Hurghada with 28,898 passengers.

Austrian Airlines Group with the largest share of passengers
A ranking of the airlines by the share of total passengers is led by the Austrian Airlines Group with 57.0% (2005: 56.6%), followed by Air Berlin with 6.3% (5.9%), Lufthansa with 5.6% (5.5%), NIKI with 4.5% (4.3%) and Germanwings with 2.1% (2.1%).

The average occupancy of flights (charter and scheduled) rose from 66.4% in 2005 to 68.5%, or by 2.1 percentage points.

13.3% plus in cargo
Cargo turnover at Vienna International Airport again showed sound growth in 2006. This development was supported by a further increase in "cargo only" flights by Asiana Airlines and Korean Airlines. A total of 265,778 tonnes of cargo brought a plus of 13.3%. This volume is distributed among air cargo with 187,852 tonnes (+12.2%) and trucking with 77,926 tonnes (+16 %).

Good results at Košice and Malta
Košice Airport recorded excellent results in 2006 with 343,818 passengers, which represents an increase of 27.4% over the previous year.
Malta handled 2,701,624 passengers in 2006, for a slight decline of 2.8%. Ryanair added Malta to its flight schedule in November, which had an immediate effect (+5%) on passenger volume.

Outlook
Flughafen Wien AG expects steady positive development in 2007. Forecasts call for a plus of 5.0% in the number of passengers, 3.0% in MTOW and 2.0% in flight movements.

The Austrian Airlines Group will introduce a new scheduled flight to Chicago as of 29 May 2007 and NIKI will add a new scheduled flight to Moscow with the summer flight plan for 2007. Delta Air Lines, Korean, Sky Europe, Krasair and Air Transat will add Vienna International Airport to their programmes beginning in 2007.

Flughafen Wien AG plans to acquire a 25.15% stake in Flughafen Friedrichshafen GmbH (FFG) in connection with a capital increase by FFG. Based on a recently signed letter of intent, the two companies will request the approval of their responsible corporate bodies (Supervisory Board / shareholders' meeting) during the coming weeks. The conclusion of the transaction is scheduled for the end of the first quarter of 2007, subject to approval by the cartel authorities.

The landing tariff was reduced by 1.38% as of 1 January 2007, and the passenger tariff remains unchanged.

Flughafen Wien AG will continue to pursue its planned expansion in 2007, whereby the main project for the coming years will be the realisation of the Skylink Terminal. In addition, construction on the Office Park II, the new headquarters for the Austrian Airlines Group, is scheduled for completion in June 2007 and plans are underway for the expansion of the railway station.

For additional information contact:

Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-23000

Photos of the press conference are available under www.fotodienst.at
User name: vienna
Password: airport

02/07 ... KA/EK ... 18. January 2007

FILE NO. 82-3907

FACTS & FIGURES 2006

		Change vs. prior year in %
Total passengers	16,855,725	6.3
Thereof		
Transfer passengers	5,673,586	4.2
Flight movements	237,490	2.9
Maximum take-off weight	6,765,734	3.7
Air cargo	187,852	12.2
Trucking	77,926	16.0
Air cargo and trucking	265,778	13.3

	passengers* (Linie)	**Veränderung VJ in %**
Europe	6,659,602	8.5
Eastern Europe	1,289,714	8
Western Europe	5,369,888	8.6
Far East	608,061	2.2
Near East	326,451	14.4
North America	226,182	-5.4
Africa	103,965	-6.8
South America	11,315	-17.9

Key Destinations			**Passengers* (scheduled)**	**Change vs. prior year in %**
Eastern Europe	Nr.1	Moscow	113,576	7.4
Western Europe	Nr.1	London	390,041	-1.0
Far East	Nr.1	Bangkok	100,333	15.6
Long-haul	Nr.1	Bangkok	100,333	15.6
Charter	Nr.1	Antalya	86,096	-25.4

* Departing passengers

FILE NO. 82-3907

Open for new horizons.

Vienna International Airport

Flughafen Wien AG plans investment in Flughafen Friedrichshafen GmbH

Flughafen Wien AG plans to acquire a 25.15% stake in Flughafen Friedrichshafen GmbH (FFG) as part of a capital increase by FFG. The two companies recently signed a letter of intent and will request the approval of their responsible corporate bodies (Supervisory Board / shareholders' meeting) in the coming weeks. The conclusion of the transaction is scheduled for the end of the first quarter of 2007, subject to the approval of the responsible cartel authorities.

Friedrichshafen Airport is located at the crossroads between Germany, Austria and Switzerland, in one of the richest and most dynamic regions of Germany. The EUREGIO Bodensee has a population of 3.7 million, which has grown by 6% over the last ten years and is forecasted to increase at a rate of 3.5% in the future.

Friedrichshafen Airport has recorded impressive growth in recent years. From 2004 to 2005 the number of passengers rose to 596,089, or by 11.5%. In 2006 the number of passengers reached 657,749, which represents a plus of 10.3%. These results are excellent in comparison with the European average, which equalled 5.3% for the first 11 months of 2006. The major airlines using Friedrichshafen include Intersky, which is based in Friedrichshafen, as well as Hamburg International, Lufthansa, Ryanair and Icelandexpress.

"The planned acquisition of a 25.15% stake in Friedrichshafen Airport is a strategic investment with a high potential for development," explained Herbert Kaufmann, member and speaker of the Management Board of Flughafen Wien AG. "Two-digit growth rates, a dynamic regional economy and an attractive tourism region form an excellent basis for this planned investment."

"Vienna International Airport will not only become a shareholder, but a key strategic partner who will help to accelerate the dynamic growth of Friedrichshafen Airport," explained Dieter **Hornung**, Chairman of the Supervisory Board of FFG and First Mayor of the City of Friedrichshafen. "In order to maintain our steady pace of growth, we are planning major investments to expand our infrastructure over the coming years", indicated Hans Weiss, Managing Director of Flughafen Friedrichshafen GmbH. The capital contribution by Flughafen Wien AG as our new shareholder will allow us to realise these projects sooner than expected. "We also see important opportunities for synergies in common marketing and sales", added Weiss. This transaction will move Friedrichshafen Airport not only closer to Austria, but also to the growth market of Eastern Europe.

Additional information is available in the Internet under www.fly-away.de and www.viennaairport.com

Inquiries may be directed to:

Michael Kochwalter	(+43-1-) 7007-22300
Brigitta Pongratz	(+43-1-) 7007-23000